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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

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                                                          SEC FILE NUMBER
                                                             333-46435
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                                                           CUSIP NUMBER
                                                            758865 10 9
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                                  (Check one):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

      For Period Ended:      April 30, 1998

      [  ]    Transition Report on Form 10-K
      [  ]    Transition Report on Form 20-F
      [  ]    Transition Report on Form 11-K
      [  ]    Transition Report on Form 10-Q
      [  ]    Transition Report on Form N-SAR

      For the Transition Period Ended:................................

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:.................................................

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PART I - REGISTRANT INFORMATION

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      Full Name of Registrant                     Regent Communications, Inc.

      Former Name if Applicable

      Address of Principal Executive Office       50 East RiverCenter Boulevard
                                                  Suite 180
                                                  Covington, Kentucky 41011


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PART II - RULES 12B-25 (B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[   ] (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[   ] (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

      Regent Communications, Inc. (the "Company") is required to file periodic reports pursuant to Section 15(d) of the Exchange Act of 1934 by virtue of a Form S-4 Registration Statement No. 333-46435 effective May 7, 1998. The numerous transactions which were the subject of that Registration Statement and otherwise described therein were consummated on June 15, 1998. These transactions included a merger with Faircom Inc. which was accounted for as a "reverse acquisition." Consequently, Faircom Inc. is deemed the "acquiror," and the historical financial statements of Faircom Inc. have become the historical statements of the Company pursuant to generally accepted accounting principles. On May 14, 1998, Faircom Inc. filed a Form 10-Q for the period ended April 30, 1998.

      The Company intended to file a Form 10-Q for the period ended April 30, 1998 on June 22, 1998 to incorporate the historical financial statements and other information contained in the Faircom Inc. Form 10-Q. Due to the extraordinary demands upon the Company in consummating the multiple merger, asset and stock acquisition transactions, together with the debt and equity financing therefor, as described in the referenced Registration Statement, the Company was not prepared to file the Form 10-Q by the due date of June 22, 1998.
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PART IV - OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification:

           Ann W. Gerwin, Esq.  (513) 629-9483

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

           ......................................... [ X ] Yes  No [   ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

           ......................................... [   ] Yes  No [ X ]

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           REGENT COMMUNICATIONS, INC.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 23, 1998           By:  Matthew A. Yeoman
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                                    Matthew A. Yeoman, Vice President - Finance